Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230
ANNOUNCEMENT TO THE MARKET
ITAÚ UNIBANCO HOLDING S.A.(“Company”) announces to its stockholders and the market in general that the Company’s Board of Directors (“Board”) approved the composition of the Audit Committee (“Committee”) for the next annual term of office, which will be effective until the investiture of those elected by the Board’s meeting held immediately after the Annual General Stockholders’ Meeting of 2021.
The Chairman of the Committee Gustavo Jorge Laboissière Loyola and the members Antonio Carlos Barbosa de Oliveira, Antonio Francisco de Lima Neto, Diego Fresco Gutierreze Rogério Paulo Calderón Peres were reelected, and Luciana Pires Dias and Otavio Yazbek were elected.
The investiture of those elected was formalized on August 07, 2020, after ratification by the Central Bank of Brazil¹.
Since Luciana Pires Dias and Otavio Yazbek were elected as new members of the Company’s Audit Committee, we have attached hereto a summary of their résumés.
São Paulo (SP), August 18, 2020.
ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations
¹ The election of Diego Fresco Gutierrez is pending ratification by the Central Bank of Brazil.

PROFESSIONAL RESUME
Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.
She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008.
She has been a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão since 2016, of the Audit Committee at CERC – Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020.
She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).
She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.
Otavio Yazbek (Independent Member) has been an Member of the Audit Committee at the Itaú Unibanco Group since 2020.
He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets.
Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney’s Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015.
He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006).
He holds a Bachelor’s degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil.